Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
November 26, 2007

3.	News Release
November 26, 2007 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today announced updated guidance for expected interim results from its Phase 2b clinical trial for vernakalant (oral).  Cardiome had originally intended to complete and disclose the interim analysis in the fourth quarter of 2007.  The Company has decided to complete and disclose the interim analysis in March 2008, with the final study results to be presented in mid-2008.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Curtis Sikorsky
Title: Chief Financial Officer
Phone No.: 604-677-6905

9.	Date of Report
November 26, 2007

Per:      “Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer